SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: October 27, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On October 27, FiberMark issued a press release (Exhibit 99.1) reporting that the U.S. Bankruptcy Court for the District of Vermont has authorized the company to begin the voting process on its revised Plan of Reorganization based on a newly-approved Disclosure Statement. The Court also approved voting procedures and dates related to the chapter 11 and voting process.

This exhibit is filed herewith and shall be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

The revised Disclosure Statement and Plan of Reorganization are available on FiberMark's Web site at the following link.

 http://www.fibermark.com/restructure/indexRestructure.htm#planOfReorgFilings

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release, Dated October 27, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: October 27, 2005   By: /s/ John E. Hanley

John E. Hanley

Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Press Release, Dated October 27, 2005

* Filed herewith

FiberMark
161 Wellington Road
P.O. Box 498
Brattleboro, VT 05302

Tel 802 257 0365
Fax 802 257 5900
E-mail generalinfo@fibermark.com



FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                                     Director of Investor Relations and
                                                     Corporate Communications
                                                     802 257 5981

FIBERMARK RECEIVES BANKRUPTCY COURT APPROVAL OF REVISED DISCLOSURE STATEMENT; SOLICITATION OF VOTES ON SETTLEMENT PLAN COMMENCES

BRATTLEBORO, VERMONT, October 27, 2005—FiberMark, Inc. (OTCBB: FMKIQ) today announced that the U.S. Bankruptcy Court for the District of Vermont has authorized the company to begin the voting process on its revised Plan of Reorganization based on a newly-approved Disclosure Statement. The revised Plan incorporates a settlement reached among the company's three largest bondholders and the company. If approved, the Plan will result in increased distributions to the company's other bondholders and unsecured creditors and resolution of issues identified by a Court-appointed examiner. The company's prior Plan had proposed a litigation mechanism for addressing the issues that are now the subject of the settlement. The Court had approved the prior Plan's associated disclosure statement last month, in case a settlement was not achieved.

Voting on the company's revised Plan will commence November 1, with a voting deadline of November 22 set by the Court today. The Court also scheduled a confirmation hearing for December 2. Assuming confirmation, the company would expect to emerge from chapter 11 during the first week in January. As expected, the company will become a private company upon its emergence. The shares of current stockholders will be cancelled under the Plan and will have no value upon emergence. Public trading of its stock is not expected to continue beyond the date of chapter 11 emergence, at the latest.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials (paper, pressboard, coated cloth and nonwoven materials) meeting industrial and consumer needs worldwide in 11 facilities in northeastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, graphic arts applications, wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K/A as filed with the SEC on May 4, 2005, which is also accessible on the company's Web site.

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